PPG Industries, Inc.

One PPG Place

Pittsburgh, PA 15272

August 2, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dillon Hagius

Re:	PPG Industries, Inc.

Registration Statement on Form S-3

Initially Filed July 28, 2022

File No. 333-266369

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), PPG Industries, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 so that it will become effective at 5:00 p.m., Eastern Time, on August 3, 2022, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

Please contact Greg Gordon, Senior Counsel, Finance & Securities at the Company, at 412-434-2194 with any questions you may have regarding this request. In addition, please notify Mr. Gordon by telephone when this request for acceleration has been granted.

Very truly yours,

PPG Industries, Inc.

By:	/s/ Brian R. Williams
Name: Brian R. Williams
Title: Vice President and Controller